UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

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1.	Press release dated April 8, 2025.

Item 1

Millicom (Tigo) releases its 2024 Annual Report, marking a year of transformation in Latin America’s telecommunications industry

Luxembourg, April 08, 2025 – Millicom, a leading provider of fixed and mobile services in Latin America, announces today the release of its 2024 Annual Report, which includes the standalone financial statements of Millicom International Cellular S.A. for the year 2024.

This year’s report reflects a period of profound transformation for the company, driven by a renewed strategic focus, operational efficiency, and a commitment to expanding digital inclusion across Latin America.

“Millicom (Tigo) is uniquely positioned to seize the opportunities this new era presents. Our robust fixed and mobile networks, comprehensive digital platforms, and diverse content offerings—including cable, entertainment, and cloud solutions—equip us to meet the growing demand for connectivity and digital services,” said Marcelo Benitez, CEO, and Maxime Lombardini, Chairman of the Board. “Today, Millicom Tigo is a more focused and agile company, dedicated to meeting the evolving needs of our customers across Latin America. We are proud to deliver consistent financial performance while expanding digital access and inclusion in the communities we serve.”

For further details, please click on the following link: https://www.millicom.com/results/ar-2024

For further information, please contact:

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Michel Morin, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2024, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people, and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint of about 14 million homes passed. Founded in 1990, Millicom is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: April 9, 2025